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                                                                      EXHIBIT 99

                  O//2//Micro(R) Reports First Quarter Earnings

Santa Clara, Calif and George Town, Grand Cayman, May 4, 2005. O//2//Micro(R) International Limited (Nasdaq: OIIM), a leading supplier of innovative power management, and security components and systems for the computer, consumer, industrial, and communications markets, reported its financial results today for the first quarter ended March 31, 2005.

Net sales for the first quarter were $23.3 million. First quarter revenue of $23.3 million was a decrease of 2% from the preceding quarter, and an increase of 5% from the comparable quarter of the prior year. Earnings per share for the first quarter, fully diluted, were 5 cents per share, compared to 7 cents per share in the preceding quarter and 10 cents per share in the comparable quarter of the prior year.

Net income for the first quarter of $2.1 million was a decrease of 21% from the preceding quarter, and a decrease of 50% from the comparable quarter of the prior year. First quarter R&D expenditures were $5.3 million, a decrease of 13% from the preceding quarter, and an increase of 17% from the comparable quarter of the prior year.

"O//2//Micro was again profitable and cash flow positive in Q1. The company continues to build its base for future growth with additions to key engineering resources, and product and patent portfolios. During Q1, O//2//Micro received patent issues of 12 patents with 347 claims. As of this date O//2//Micro has 97 issued patents with 2,520 issued claims," commented Sterling Du, Chairman and CEO of O//2//Micro.

Conference Call: O//2//Micro will hold its first quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT. You may participate by dialing (800) 915-4836, or (913) 905-1086 (for International participants), pass code #8904280. A replay of the call will be available by phone until May 11th by dialing (888) 203-1112, pass code #8904280 or (719) 457-0820 (for International participants), pass code #8904280. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O//2//Micro

Founded in April 1995, O//2//Micro develops and markets innovative power management, and security components and systems for the computer, consumer, industrial, and communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R), PCI ExpressSwitch(TM) and Security products, such as VPN/Firewall system solutions.

O//2//Micro International maintains an extensive portfolio of intellectual property with 2,520 patent claims granted, and over 5,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O//2//Micro, the O//2//Micro logo, SmartCardBus and combinations thereof are registered trademarks of O//2//Micro. ExpressSwitch and combinations thereof are trademarks of O//2//Micro.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding our future growth, expansion of our product and patent portfolios, legal expenditures, litigation activity and other statements regarding O//2//Micro's or management's intentions, hopes, beliefs, expectations,

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representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O//2//Micro's products due to adverse economic conditions in general or specifically affecting O//2//Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Gil Goodrich
Director of Investor Relations, O//2//Micro
Phone: 408-987-5920, Ext. 8013
Email: gil.goodrich@o2micro.com

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               O//2//Micro International Limited and Subsidiaries

   Consolidated Statements of Operations and Comprehensive Income (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                              Three Months Ended
                                                                   March 31
                                                             -------------------
                                                               2005       2004
                                                             --------   --------

NET SALES                                                     $23,277   $22,196

COST OF SALES                                                   8,930     9,400
                                                              -------   -------
GROSS PROFIT                                                   14,347    12,796
                                                              -------   -------
OPERATING EXPENSES
Research and development                                        5,330     4,561
Selling, general and administrative                             4,664     3,651
Patent litigation                                               2,536       608
                                                              -------   -------
Total Operating Expenses                                       12,530     8,820
                                                              -------   -------
INCOME FROM OPERATIONS                                          1,817     3,976
                                                              -------   -------
NON-OPERATING INCOME (EXPENSES)
Interest income                                                   608       231
Gain on sale of long-term investments                              --       340
Foreign exchange gain (loss)                                      (10)      222
Other - net                                                       (12)        3
                                                              -------   -------
Total Non-operating Income                                        586       796
                                                              -------   -------
INCOME BEFORE INCOME TAX                                        2,403     4,772

INCOME TAX EXPENSE                                                314       566
                                                              -------   -------
NET INCOME                                                      2,089     4,206

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                           229       170
Unrealized gain (loss) on available-for-sale securities           284       (86)
                                                              -------   -------
Total Other Comprehensive Income (Loss)                           513        84
                                                              -------   -------
COMPREHENSIVE INCOME                                          $ 2,602   $ 4,290
                                                              =======   =======
EARNINGS PER SHARE:

Basic                                                         $  0.05   $  0.11
                                                              =======   =======
Diluted                                                       $  0.05   $  0.10
                                                              =======   =======
SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                           39,178    39,054
                                                              =======   =======
Diluted (in thousands)                                         39,571    40,617
                                                              =======   =======

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O//2//Micro International Limited and Subsidiaries

Consolidated Balance Sheets
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                       March 31,    December 31,
                                                          2005          2004
                                                      -----------   ------------
ASSETS                                                (Unaudited)

CURRENT ASSETS
Cash and cash equivalents                               $ 46,526      $ 56,320
Restricted cash                                            2,113         1,887
Short-term investments                                    70,238        63,768
Accounts receivable - net                                  9,533         9,431
Inventories                                                9,314        11,231
Prepaid expenses and other current assets                  8,037         4,491
                                                        --------      --------
Total Current Assets                                     145,761       147,128
                                                        --------      --------
LONG-TERM INVESTMENTS                                     17,296        11,781
                                                        --------      --------
LAND, PROPERTY AND EQUIPMENT - NET                        10,784        10,758
                                                        --------      --------
OTHER ASSETS
Restricted assets - net                                   13,841        13,873
                                                        --------      --------
Other Assets                                               1,517         1,656
                                                        --------      --------
TOTAL ASSETS                                            $189,199      $185,196
                                                        ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                              $  3,335      $  3,635
Income taxes payable                                       3,728         3,751
Accrued expenses and other current liabilities             9,326         7,029
                                                        --------      --------
Total Current Liabilities                                 16,389        14,415
                                                        --------      --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share
   Authorized - 5,000,000 shares                              --            --
Ordinary shares at $0.001 par value per share
   Authorized - 95,000,000 shares
   Issued - 39,141,757 and 39,188,062 shares as of
      March 31, 2005 and December 31, 2004,
      respectively                                            39            39
Additional paid-in capital                               139,456       139,581
Accumulated other comprehensive income (loss)                403          (110)
Retained earnings                                         32,912        31,271
                                                        --------      --------
Total Shareholders' Equity                               172,810       170,781
                                                        --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $189,199      $185,196
                                                        ========      ========